Mail-Stop 4561

October 30, 2007

Mr. Lark E. Wysham
Corporate Secretary
Citizens Bancorp
275 Southwest Third Street
Corvallis, Oregon 97339

  Re: **Citizens Bancorp**
       Preliminary Proxy Statement and Schedule 13E-3
       Proxy file number 0-23277, Schedule 13E-3 file number 5-81499
       Proxy Statement, amendment number 1, filed October 23, 2007

Dear Mr. Wysham:

We have reviewed your amended proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we ma\y better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not filed your two related letters to the staff, dated October 22 and October 24, 2007. Typically all working documents related to a filing need to be filed on the EDGAR system. Please file these materials.

Schedule 13E-3

2. We note your response to our prior comment number 2. We also note that you have not filed the Southard per-share price analysis as an exhibit to the Schedule 13E-3. We reiterate from our prior comment letter that:

> Each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, and the like.

   Include the share price analysis as an exhibit or advise us in specific detail why this is not required.

3. Also, specifically confirm to us that you have described in detail all oral presentations made to the board by Southard Financial concerning the methodologies it used and any other work performed.

Preliminary Proxy Statement

Background of the Reclassification, page 20

4. At the last full paragraph on page 21, briefly describe the Valuation Memorandum, including who created it, why and how it was used by the board to determine the $23.50 exchange value. Note our later comments requesting detailed information about this work.

5. Describe generally how the $23.50 exchange value was determined. We note that the price analysis was developed "to determine a range of fair values for the common stock."

Summary of Southard Financial Fairness Opinion, page 33

6. Disclose separately the dollar compensation to be received by Southard for its price analysis and fairness opinion work. Also, disclose whether or not completion of the transaction is a condition for Southard's payment. See Item 1015(b)(4) of Regulation M-A.

<u>Summary of Opinion Regarding Cash Payment…, page 33</u>

7. We note that neither here, nor in the actual Southard fairness opinion, is there any quantification of the discounted cash flow analysis as to the value of the common stock. Please either confirm in the filing that this information was not provided to the board or disclose it. See our prior comment regarding written and oral information provided to the board.

<u>Determination of Exchange Ratio, page 33</u>

8. We note your second sentence disclosure regarding fairness. It is not clear why you disclose the Board's adoption of the Southard work as part of its fairness analysis at this heading. What you discuss here is how the exchange ratio was determined. Please revise. Note also for the following section. Note comment number 19 in our last letter of comment.

<u>Determination of Cash Payment, page 35</u>

9. The first sentence does not appear to be correct. It appears that the fairness opinion work of Southard was conducted after the $23.50 cash out price was determined. Please revise as correct.

10. Please revise this section to reflect the price analysis work of Southard, including quantification of the range, and disclose how the board established the final price.

11. Where appropriate in the filing, describe the price analysis performed by Southard, with quantification, as reflected in the Valuation Memorandum, dated August 7, 2007. Also describe any related oral reports or discussion with the board about this matter. See our prior comment regarding written and oral information provided to the board.

* * * * *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the comments may be directed to David Lyon at (202) 551-3421 or to me at (202) 551-3448.

Sincerely,

Jessica Livingston
Senior Attorney

By Fax: Bennett H. Goldstein
1132 SW 19th Ave.
Portland, Oregon 97205
Fax number 503-294-7918